CENTURY

2002
ANNUAL REPORT

CENTURY REALTY TRUST

CONTENTS

MARKET AND DIVIDEND INFORMATION

The Trust's shares of beneficial interest are traded on the NASDAQ SmallCap market. Cash distributions are paid approximately 45 days after the end of each quarter. The high and low published bid prices and distribution for the last two years were:

2002	**High**	**Low**	**Distributions Declared**
1st Quarter	$11.95	$11.12	$0.14
2nd Quarter	11.99	11.11	0.14
3rd Quarter	12.20	11.50	0.14
4th Quarter	12.65	11.70	0.14
2001			
1st Quarter	$12.50	$11.38	$0.21
2nd Quarter	13.00	11.38	0.19
3rd Quarter	11.75	11.25	0.19
4th Quarter	12.00	11.11	0.14

The principal business of Century Realty Trust, an Indiana business trust, is the ownership of income-producing real properties, which consist of fifteen apartment complexes, two restaurant properties, three commercial properties, and various parcels of undeveloped land which are situated adjacent to rental properties owned by the Trust. In 1997, the Trust expanded its investment options to include the exclusive control of real estate through the use of operating partnerships. Five of the Trust's fifteen apartment properties are owned by operating partnerships. Other than long-term leases on the restaurant properties, the Trust's rental income is derived from short-term leases of units in its various buildings. The residential properties are managed under agreements with independent property management firms. The Trust and its operating partnerships reimburse the management firms for compensation of approximately 65 persons employed at the apartment properties.

The Trust has elected to be treated as a real estate investment trust under the Internal Revenue Code and to distribute substantially all of its real estate investment trust taxable income. A real estate investment trust is an investment vehicle which permits individuals, by purchasing shares, to invest in real estate equities and/or mortgage loans, and share in the profits therefrom without having profits subjected to federal income taxes at the trust level.

LETTER TO SHAREHOLDERS

Following a disappointing year in 2001, the Trust experienced a year of positives and negatives. The major negative was the continued decline in apartment occupancy rates. Due to a combination of factors, apartment occupancy rates declined from 91.2% in 2001 to 88.8% in 2002. Low mortgage interest rates and relatively high unemployment rates in many communities where the Trust has apartments has taken a toll on resident retention and recruitment rates. On the positive side, 2002 was a year in which operating expenses, interest expense and state income taxes decreased. While we are not optimistic that occupancy rates will improve in the near future, lower interest rates on mortgage loans and lower state income taxes will benefit future periods.

Net income for 2002 of $.39 per share decreased by 7.9%, and funds from operations, equivalent to $1.45 per share, increased by 4.5%, from amounts reported for 2001. Certain expenses in 2002, while not considered to be extraordinary or nonrecurring by accounting definition, were not typical or routine operating expenses. Expenses for 2002 included a charge of $293,484, related to the prepayment of three partnership mortgage loans. That amount consisted of $100,941 for prepayment fees and $192,543 for the write off unamortized loan procurement costs related to the loans repaid. The write off of unamortized costs was not a charge against funds from operations since it did not require a current cash payment. Funds from operations is defined as income before certain unusual and extraordinary items adjusted for non-cash items such as depreciation. A detailed discussion of operating income and expense comparisons is contained in a section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

During 2002, the Trust increased its equity in five operating partnerships that it has controlled since 1997, by issuing 12,659 shares in exchange for partnership units. The partnerships were structured to permit, until November, 2007, those investors who owned 99% of the equity (286,908 partnership units) at the time the Trust acquired control, to exchange their partnership units for an equal number of shares in the Trust. Including 1,197 units exchanged on January 1, 2003, holders of 79.9% of the partnership units, valued at $2.7 million, have exchanged those units for 228,577 shares.

Dividends paid in 2002 totaled $.56 per share, of which 14% was designated as a return of capital. In 2001 the Trust paid total dividends of $.73 per share of which 19% was designated as a return of capital. The decrease in dividends paid does not reflect a change in the dividend policy of the Trust. We expect to continue the practice of paying dividends quarterly, with distributions in 2003 scheduled for February, May, August and November.

Other highlights of 2002:

* In January, the Trust negotiated a modification of terms of mortgage loans on its Driftwood Park and Park Forest apartments. The original loans, with combined balances of $1.4 million, provided for interest at 8.875% until maturity in June, 2003. The modified terms, identical for both loans, provide that interest rates will be adjusted annually until maturity in 2008. The initial interest rate effective February 1, 2002 was set at 4.875%.

* In July, three partnership mortgage loans totaling $5,658,000 were repaid with the proceeds of three new mortgage loans to reduce future interest expense. The loans repaid provided for interest rates from 8.125% to 8.875%, and maturity dates from January 1, 2027 to May 1, 2030. The new loans provide for an interest rate of 6.625% fixed for the terms of the loans with maturity dates from August 1, 2032 to August 1, 2037.

* By investing in property improvements and replacements, the Trust enhanced its equity in real estate investments by $547,600, the equivalent of $.31 per share, and that of its partnership-owned properties by $161,400.

* By reducing mortgage loan balances, the Trust increased its equity in properties that it owns by $515,300, the equivalent of $.29 per share, and in its partnership-owned properties, exclusive of new borrowings by $105,200.

* Investment properties owned by the Trust produced an aggregate cash return on investment of 14.1% in 2002, up from 12.7% produced by the same properties in 2001. The five partnership-owned apartment properties produced an aggregate cash return on investment of 10% in 2002, up from 7% in 2001.

Our primary objective is to provide attractive returns for our investors in the short run and to increase share values over the longer term. Toward that objective, we will continue our efforts to improve the performance and increase the value of the Trust's existing investment properties; and, we will continue to pursue additional investment opportunities that we believe have the potential for attractive returns and value appreciation. We are grateful for your past support of the Trust and we will do our best to earn your continued support.

FRANCIS M. HAPAK
Chairman of the Board

JOHN I. BRADSHAW, JR.
President

INVESTMENT PROPERTIES

At December 31, 2002

APARTMENTS	Location	Year Acquired	No. of Units	2002 Occupancy	Net Investment
Park Plaza	Indianapolis, IN	1973	176	86%	$ 513,761
Fontenelle	Kokomo, IN	1973	176	82%	752,029
Park Forest[1]	Marion, IN	1973	64	85%	259,846
Chester Heights[1]	Richmond, IN	1973	110	91%	244,286
Driftwood Park[1]	Indianapolis, IN	1989	48	92%	900,615
Regency Royale[1]	Mishawaka, IN	1993	132	90%	3,054,505
Creek Bay[1]	Indianapolis, IN	1993	208	88%	6,037,389
Eagle Creek Park[1]	Indianapolis, IN	1994	188	91%	5,177,157
Fox Run[1]	Indianapolis, IN	1995	256	88%	5,963,647
Charter Oaks[1]	Evansville, IN	1997	192	96%	4,633,651
Barcelona[1,2]	Kokomo, IN	1997	64	85%	1,338,424
Beech Grove[1,2]	Jeffersonville, IN	1997	182	92%	3,858,709
Hampton Court[1,2]	Indianapolis, IN	1997	92	86%	1,592,563
Sheffield Square[1,2]	New Albany, IN	1997	152	91%	3,915,315
West Wind Terrace[1,2]	Indianapolis, IN	1997	96	86%	1,626,151
Total Apartments			2,136	89%	39,868,048

[1]Property is collateral for a mortgage note payable.
[2]Property is owned by a partnership controlled by the Trust.

COMMERCIAL	Location	Year Acquired	Square Feet	Currently Leased	Net Investment
Office/Warehouse					
401 Industrial Drive[1]	Carmel, IN	1977	38,000	77%	$ 263,181
Office buildings:					
1810 E. 62nd Street	Indianapolis, IN	1986	17,000	79%	351,666
3510-20 E. 96th Street	Indianapolis, IN	1997	34,000	86%	1,516,455
Total Commerical			89,000		2,131,302

[1]Property is collateral for a mortgage note payable.

RESTAURANTS	Location	Year Acquired	Square Feet	Lease Expires	Net Investment
Fortune House	Indianapolis, IN	1979	5,000	2004	$ 285,192
Miami Subs	Orlando, FL	1979	3,500	2004	143,917
Total Restaurants			8,500		429,109

ALL INVESTMENT PROPERTIES	$ 42,428,459

SELECTED FINANCIAL DATA

Years ended December 31,	2002	2001	2000	1999	1998
In thousands, except per share data and number of apartments					
OPERATING DATA					
Rental and other operating income	**$ 12,844**	$ 13,017	$ 13,294	$ 13,227	$ 12,845
Gains on sale of property	—	—	—	—	—
Income before minority interest in operating partnerships	**618**	706	1,133	1,071	990
Net income	**689**	749	1,110	934	884
Cash distributions declared	**984**	1,269	1,408	1,238	1,222
Weighted average number of shares outstanding	**1,757**	1,740	1,717	1,548	1,547
Per share:					
Basic earnings per share	**$ 0.39**	$ 0.43	$ 0.65	$ 0.60	$ 0.57
Diluted earnings per share	**0.39**	0.43	0.65	0.60	0.57
Distributions declared	**0.56**	0.73	0.82	0.80	0.79
BALANCE SHEET DATA					
Total real estate owned (a)	**$ 58,413**	$ 58,115	$ 57,539	$ 57,429	$ 57,041
Allowances for depreciation	**(15,985)**	(14,624)	(13,011)	(11,690)	(10,167)
Total assets	**46,958**	47,556	47,821	49,533	50,489
Mortgage and other notes payable	**34,102**	34,482	34,013	35,171	35,777
Total liabilities	**36,719**	36,934	36,588	37,829	38,439
Minority interest in operating partnerships	**569**	802	1,149	3,476	3,521
Shareholders' equity	**9,670**	9,819	10,084	8,228	8,529
Number of shares outstanding	**1,762**	1,749	1,726	1,548	1,547
OTHER DATA					
Cash Flow Data					
Cash provided by operating activities	**$ 2,479**	$ 2,382	$ 3,148	$ 2,711	$ 2,730
Cash used in investing activities	**(666)**	(702)	(498)	(570)	(637)
Cash used in financing activities	**(1,379)**	(1,114)	(2,752)	(2,002)	(2,130)
Funds from Operations (b)					
Income before minority interest in operating partnerships	**$ 618**	$ 706	$ 1,133	$ 1,071	$ 990
Add back depreciation of investment property	**1,796**	1,801	1,774	1,770	1,741
Add back unamortized loan costs written off	**193**	—	—	—	—
Deduct funds attributed to miinority interest	**(55)**	(66)	(160)	(492)	(450)
Funds from operations	**$ 2,552**	$ 2,441	$ 2,747	$ 2,349	$ 2,281
Apartment units owned (a)					
Apartment units owned at December 31	**2,136**	2,136	2,136	2,136	2,136
Weighted average number of apartments owned during the year	**2,136**	2,136	2,136	2,136	2,136

(a) Real estate owned includes apartments owned by operating partnerships created and controlled by the Trust.

(b) Funds from operations (FFO) is defined as income before gains on sale of property and minority interest of unitholders in operating partnerships created and controlled by the Trust plus investment property depreciation. The amount of funds attributed to minority interest is not available to shareholders of the Trust and is deducted. FFO should be considered along with, not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. FFO does not represent cash flow from operating activities and is not necessarily indicative of cash available to fund capital expenditures, debt repayment, or other cash needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Contained in this discussion and elsewhere in this annual report are forward-looking statements which management believes to be reasonable and informative. Such statements are based on assumptions which may not prove to be correct for reasons management cannot predict. Consequently, the inclusion of forward-looking statements should not be considered as representations by the Trust or its management that expected results will be achieved or that stated objectives will be attained.

During 2001 the Trust created a wholly owned subsidiary, CRT Investments, Inc. and a limited partnership, Century Realty Properties, L.P. Century Realty Trust is the sole general partner and CRT Investments, Inc. is the sole limited partner of Century Realty Properties, L.P. The accounts of both new entities are included in the consolidated financial statements of the Trust. As of January 1, 2002, titles to most of the Trust's investment properties and operations had been conveyed to the new limited partnership. Management believes that the new structure will facilitate the acquisition of investment properties from individuals and partnerships.

During all of 2002 and 2001 the Trust owned or controlled fifteen apartment communities containing 2,136 apartment units, three multi-tenant commercial properties containing 89,000 rentable square feet, and two restaurant properties leased to operators under net leases. Five of the apartment properties containing 586 units are owned by separate partnerships that are controlled by the Trust through a wholly-owned subsidiary. A description of partnership-owned real estate acquisitions is contained in Note 3 to the financial statements.

In 1999, the Trust registered 286,908 shares of beneficial interest which were subsequently offered to holders of an equal number of operating partnership units in the five partnership entities it has controlled, as General Partner, since November, 1997. As of January 1, 2003, holders of 228,577 partnership units, representing 79.7% of outstanding units, had exercised their exchange options. As of January 1, 2002 holders of 217,390, or 75.8%, of the outstanding partnership units had exchanged units for shares (See Note 3 to the financial statements). Management anticipates that the increase in outstanding shares and corresponding decrease in the minority interest will not have a material impact on funds from operations and net income per share during the next year.

At December 31, 2002 the Trust's net investment in real estate consisted of apartment properties (94%), commercial properties (5%) and net-leased restaurant properties (1%). The 2,136 apartment units in the portfolio throughout 2002 and 2001 contributed 94.4% and 94.6%, respectively, of the total revenue from real estate operations, and 98.4% and 98.3%, respectively, of real estate operating expenses.

CRITICAL ACCOUNTING POLICIES

Amortization of Management Contracts

In 1997 the Trust paid $650,350 for the general partner interest and absolute management control over five partnerships. The Trust granted to the limited partners in those partnerships options to exchange their interests for shares of beneficial interest of the Trust. Those options will expire in November 2007 at which time the Trust will have the option to issue shares in exchange for any outstanding limited partnership interests. The Trust elected to amortize, on a straight line method, its cost to acquire its position over the ten year option period that it granted to the limited partners; consequently, depreciation expense each year includes $65,035 for amortization of the acquisition costs.

Carpet Replacement Policy

From its inception in 1973, the Trust has consistently followed the practice of charging the cost to replace carpets in its apartment units to expense as incurred. Real estate operating expenses include costs to replace carpets of $245,699, $322,994 and $286,453 for 2002, 2001 and 2000 respectively. An acceptable alternative method of accounting would be the capitalization of costs as incurred, followed by charges for depreciation over the estimated useful life of the carpet. Management believes that, due to the relatively short useful life of apartment carpets, the annual expense for replacements is not materially greater than would be the annual charges for depreciation had the carpets been capitalized when purchased.

RESULTS OF OPERATIONS – 2002

The Trust experienced a decrease of approximately 1.4% in income and a decrease of 2.5% in expenses, other than depreciation, related to its apartment operations in 2002 compared with the preceding year. The commercial properties experienced a 2.7% increase in gross income and a 4.5% decrease in operating expenses.

Rental income from the restaurant property in Orlando, Florida amounted to $50,194 in 2002, up from $29,280 in 2002. That Miami Subs franchised restaurant was closed during the first four months of 2001. Following the termination of a prior lease, the Trust re-leased the property in May, 2001 to a new Miami Subs franchisee-operator. The new lease, which will expire in 2004, contains terms and conditions similar to the prior lease.

The decrease in gross income from apartment properties resulted from the combined effect of 1.2% higher average rental rates and a 2.6% decrease in overall occupancy rates. Apartment occupancy rates decreased from an average of 91.2% in 2001 to 88.8% in 2002. In mid-December, 2002 the aggregate occupancy rate for the Trust's apartment properties was 88.3%. At the end of 2001, the overall apartment occupancy was 90.6%. The lower occupancy rates in 2002 resulted from higher unemployment rates in several Indiana communities, and lower mortgage loan interest rates that made home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties decreased 2.5%. Operating expenses amounted to 49.8% of gross possible income for 2002, down from 51.7% in 2001. Approximately 67% of the decrease in operating expenses resulted from 17.4% lower painting and decorating expense and 20.2% lower carpet replacement costs. Such reductions reflect the impact of fewer move-ins and the availability of an ample number of rent-ready vacant units. Maintenance and repairs, including supplies and contracted services, decreased $69,508, or 6.5%, due lower occupancy rates and a relatively mild 2001-2002 winter. Significant expense increases in insurance premium costs, up $47,321, or 23.8%, in 2002 and property taxes, up $21,260, nearly offset the reduction in maintenance and repairs. Property employee costs in 2002 were approximately equal to the previous year. Employee costs, as a percent of gross possible income, decreased from 12.9% in 2001 to 12.8% in 2002. While the Trust's insurance claims history is not unfavorable, management anticipates that other market forces will result in a substantial increase in premiums for replacement coverage when the current policies expire on June 30, 2003.

Rental income from commercial properties in 2002 increased by $16,507, or 2.7%, from the previous year, due primarily to higher occupancy rates in 2002. Lower maintenance and repair expenses accounted for a 4.5% decrease in operating expenses in 2002 compared with the previous year.

The Trust derives its interest income from sweep account demand deposit funds at money market rates, and from funds held in escrow accounts by lenders at savings account rates. The Trust earned average rates of return on its invested funds of 1.18% and 3.14% in 2002 and 2001, respectively.

In January, 2002 the Trust completed a modification of two mortgage loans that had unpaid balances totaling approximately $1.4 million at December 31, 2001. Both loans, from the same lender, provided for interest at 8 7/8% until maturity in June, 2003. As modified the loans, with no change in principal amount borrowed, provide for interest rates to adjust annually on February 1 to the lender's money market borrowing rate plus 2.75% until maturity in June, 2008. The initial rate, effective until February 1, 2003 was 4.875%.

In July, 2002 three of the partnerships controlled by the Trust refinanced mortgage loans to obtain lower interest rates. The total indebtedness represented by the loans that were paid off amounted to $5,658,466. Those loans had maturity dates from January 1, 2027 to May 1, 2030, and provided for interest at rates from 8.5% to 8.875%. The total amount borrowed under the new loans was $5,990,699, an increase of $332,233 in the aggregate indebtedness. The excess borrowings were used to pay the refinancing costs and to fund escrow accounts and replacement reserves. The new loans have maturity dates from August 1, 2032 to August 1, 2037, and provide for interest at the rate of 6.625%.

In connection with refinancing three apartment properties owned by controlled partnerships in July, 2002, two of the three partnerships paid prepayment fees in the aggregate amount of $100,941. In addition, the three partnerships had unamortized loan origination costs in the aggregate amount of $192,543 related to the loans that were paid-off. The prepayment fees and the unamortized loan costs were charged to expense as "Mortgage loan extinguishment costs". Costs aggregating $127,094 related to the origination of the new mortgage loans were recorded as amortizable assets and will be charged to expense over the terms of the loans.

State income taxes decreased by approximately $64,000 in 2002 because income subject to the Indiana gross income decreased by approximately $5.4 million. In 2002 approximately $7.6 million of gross receipts from rental operations that would have been taxable if received by the Trust were received by Century Realty Properties, L.P., an entity not subject to the tax. In 2001, approximately $2.2 million of revenue from rental operations was received by Century Realty Properties, L.P. Between August 1, 2001 and January 1, 2002, ownership of all of the apartment properties, two of the three commercial properties and one of the two restaurant properties formerly owned by the Trust were transferred to Century Realty Properties, L.P. The gross income tax was eliminated from the Indiana State income tax effective for years after 2002, consequently, the Trust expects to have little, if any, state income tax expense in 2003.

General and administrative expenses in 2002, which included approximately $46,000 related to the transfer of rental operations to Century Realty Properties, L.P. and $62,500 of real estate appraisal fees, amounted to 5.6% of income from real estate operations in 2002, compared with 4.5% in 2001. Officer and employee compensation costs, which includes payroll taxes and benefits, that are included in administrative expenses amounted to $279,900 in 2002, up 6.6% from $262,500 in 2001.

RESULTS OF OPERATIONS – 2001

The Trust experienced a decrease of approximately 1.4% in income and an increase of 4.0% in expenses, other than depreciation, related to its apartment operations in 2001. The commercial properties experienced a 4.6% decrease in gross income and an 11.4% increase in operating expenses in 2001 compared to the previous year.

The restaurant property in Orlando, Fl;orida that had been, since early 1999, operated as a Miami Subs franchised restaurant under a five-year operating lease with the operator, was closed during the first four months of 2001. The Trust terminated that lease, under its default provisions; and in May, it re-leased the property to a new Miami Subs franchisee-operator. The new lease, which will expire in 2004, contains terms and conditions similar to the terminated lease. Income lost during the change in lessees amounted to approximately $16,730.

The decrease in gross income from apartment properties resulted from the combined effect of .9% higher average rental rates and a 2.1% decrease in overall occupancy rates.

Apartment occupancy rates decreased from an average of 93.2% in 2000 to 91.2% in 2001. At December 31, 2001 the aggregate occupancy rate for the Trust's apartment properties was 90.6%. At the end of 2000, the overall apartment occupancy was 93.5%. The lower occupancy rates in 2001 resulted from higher unemployment rates in several Indiana communities, and lower mortgage loan interest rates that made home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased 4.0%. Operating expenses amounted to 51.7% of gross possible income for 2001, up from 50.1% in 2000. Approximately 39% of the increase in operating expenses related to property employee costs which include salaries, payroll taxes and group insurance benefits. Property employee costs in 2001 increased by 6.5% from 2000. Approximately half of the increase resulted from adding employees in June, 2000 to perform certain maintenance, painting and janitorial services previously provided by outside contractors. The remainder of the increase represented increased compensation rates and health insurance costs. Employee costs, as a percent of gross possible income, increased from 12.3% in 2000 to 12.9% in 2001.

Due to declining occupancy rates, other administrative expenses, primarily advertising, which amounted to 4.1% of gross possible income in 2001, was up 13.1% from the previous year. Declining occupancy rates also resulted in 7.7% higher decorating expenses.

Insurance premiums for casualty and workers compensation coverage increased 14.7% in 2001, but accounted for less than 10% of the increase in operating expenses.

Commercial properties accounted for 4.8% of total income from operations in 2001, and 4.9% in 2000. The decrease resulted primarily from lower occupancy rates in 2001. The two office properties averaged 90% occupancy during 2001, down from 95% for 2000. Expenses related to the turnover during 2001 resulted in an 11.4% increase in operating expenses compared with the previous year.

The Trust derives its interest income from sweep account demand deposit funds at money market rates, and from funds held in escrow accounts by lenders at savings account rates. The Trust earned average rates of return on its invested funds of 3.14% and 5.06% in 2001 and 2000, respectively.

In August, 2001, the Trust obtained a $5,000,000 mortgage loan on one of its apartment properties. That loan, which provides for interest at the rate of 7.04%, will mature in August, 2011 with a scheduled balance at maturity of approximately $3,950,000. Proceeds from that loan were used to repay $2.9 million of short-term debt and to pay off a mortgage loan balance of $1.08 million on one of the Trust's office properties.

For 2001, interest expense related to properties wholly owned by the Trust and its subsidiaries, including the short-term loan referred to above, averaged 7.64% on average outstanding balances of $24.6 million. For 2000, the overall effective interest rate was 8.26% on average outstanding loan balances of $25.1 million. For partnership-owned properties, the average effective interest rate for 2001 and 2000 was 8.69% on average outstanding loan balances of $9.6 and $9.7 million, respectively.

State income taxes decreased by approximately $26,000 in 2001 because income subject to the Indiana gross income decreased by approximately $2.2 million. Income subject to tax was lower because gross receipts from rental operations that would have been taxable if received by the Trust were not taxable when received by Century Realty Properties, L.P.

General and administrative expenses, which included approximately $26,000 related to the formation of Century Realty Properties, L.P., amounted to 4.5% of income from real estate operations in 2001, compared with 4.3% in 2000. Employee compensation costs, which includes payroll taxes and benefits, that are iincluded in administrative expenses amounted to $262,500 in 2001, up 4.5% from $251,300 in 2000.

LIQUIDITY AND SOURCES OF CAPITAL

On January 4, 2003, the Trust declared a $.14 per share cash distribution payable February 19, 2003 to holders of record on January 26, 2003 on its 1,762,898 outstanding shares of beneficial interest. The cash requirement for that distribution amounts to $246,806. Three of the five partnerships declared surplus cash distributions aggregating $25,796 payable February 28, 2003, including $5,036 payable to minority interest partners of record January 26, 2003.

Other than the cash required to pay declared distributions, management is not aware of any significant transactions or events which will require material expenditures in 2003. The Trust has no other obligations, nor has it made any commitments, which would require expenditures in excess of funds expected to be provided by operations during 2003. At December 31, 2002, the Trust and its controlled partnerships had $1,751,000 in cash, including $328,000 in controlled partnership accounts, which management believes is sufficient to meet anticipated capital requirements.

Management expects to continue to operate the Trust as a real estate investment trust, and to distribute to shareholders all of its otherwise taxable income. Distributions to shareholders during 2002, which totaled $983,846, included all of the Trust's taxable income and earnings and profits for 2002 plus $132,664 that was designated as return of capital. During 2001, the Trust distributed $1,269,000, of which $241,800 was designated as return of capital. The aggregate surplus cash distributed to the minority interest partners by the controlled partnerships totaled $16,500 and $20,400 during 2002 and 2001, respectively.

Due to differences in depreciation rates and carrying values of some properties, reported income for 2002 was 18% lower; for 2001, 5% lower; and, for 2000, 14% lower, than income for income tax purposes.

IMPACT OF INFLATION

Inflation has not had a significant impact on the Trust during 2002, 2001 and 2000.

CONSOLIDATED BALANCE SHEETS

	December 31 2002	December 31 2001
Assets		
Real estate investments:		
Land	$ **3,776,383**	$ 3,776,383
Buildings	**53,328,753**	52,792,086
Equipment	**1,159,609**	1,357,386
Allowances for depreciation	**(15,984,984)**	(14,623,791)
	42,279,761	43,302,064
Net investment in direct financing leases	**148,698**	191,947
	42,428,459	43,494,011
Cash and cash equivalents	**1,751,051**	1,316,299
Restricted cash	**1,592,035**	1,412,694
Accounts and accrued interest receivable	**321,571**	209,914
Unamortized management contracts	**319,756**	384,791
Unamortized mortgage costs	**341,875**	487,082
Undeveloped land	**99,675**	99,675
Other assets	**104,004**	151,486
	$ **46,958,426**	$ 47,555,952
Liabilities and shareholders' equity		
Liabilities:		
Short-term debt	$ —	$ 92,406
Mortgage notes payable	**34,101,623**	34,389,954
Accounts payable and accrued liabilities	**393,467**	244,088
Accrued interest	**196,098**	214,811
Accrued state income and property taxes	**1,454,716**	1,422,088
Tenants' security deposits and unearned income	**573,299**	571,123
	36,719,203	36,934,470
Minority interest in operating partnerships	**569,021**	802,403
Shareholders' equity:		
Shares of beneficial interest, no par value Authorized - 5,000,000 shares Issued 1,780,908 shares in 2002 and 1,768,249 in 2001, including 19,207 shares in treasury	**9,472,832**	9,327,102
Overdistributed income other than from gain on sale of real estste	**(920,316)**	(625,709)
Undistributed net realized gain from sale of real estate	**1,316,078**	1,316,078
Cost of treasury shares	**(198,392)**	(198,392)
	9,670,202	9,819,079
	$ **46,958,426**	$ 47,555,952

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31		
	2002	2001	2000
Income			
Real estate operations:			
Rental income	**$ 12,509,402**	$ 12,652,983	$ 12,859,735
Income from direct financing leases	**22,846**	28,344	33,142
Other income	**289,678**	287,892	300,130
	12,821,926	12,969,219	13,193,007
Less:			
Real estate operating expenses	**5,518,359**	5,722,545	5,457,880
Depreciation	**1,804,582**	1,810,144	1,781,461
Real estste taxes	**1,368,105**	1,361,841	1,303,226
	8,691,046	8,894,530	8,542,567
	4,130,880	4,074,689	4,650,440
Interest income	**22,075**	47,446	101,058
	4,152,955	4,122,135	4,751,498
Expenses			
Interest	**2,506,779**	2,744,801	2,953,433
Mortgage loan extinguishment costs	**293,484**	—	—
State income taxes	**22,927**	87,216	113,181
General and administrative expenses	**711,716**	584,177	552,304
	3,534,906	3,416,194	3,618,918
Income before minority interest in operating partnerships	**618,049**	705,941	1,132,580
Minority interest in operating partnerships	**71,190**	42,651	(22,405)
Net income	**$ 689,239**	$ 748,592	$ 1,110,175
Earnings Per Share:			
Basic earnings per share	**$ 0.39**	$ 0.43	$ 0.65
Diluted earnings per share	**$ 0.39**	$ 0.43	$ 0.65

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares of Beneficial Interest	Shares of Beneficial Interest	Undistributed (Overdistributed) Income Other Than From Gain on Sale of Real Estate	Undistributed Net Realized Gain from Sale of Real Estate	Cost of Treasury Shares	Total
Balance at January 1, 2000	1,547,614	$ 6,759,417	$ 192,584	$ 1,316,078	$ (40,466)	$ 8,227,613
Shares issued	189,715	2,283,917	—	—	—	2,283,917
Shares purchased for treasury	(10,892)	—	—	—	(129,625)	(129,625)
Net income for 2000	—	—	1,110,175	—	—	1,110,175
Dividends ($.82 per share)	—	—	(1,407,709)	—	—	(1,407,709)
Balance at December 31, 2000	1,726,437	9,043,334	(104,950)	1,316,078	(170,091)	10,084,371
Shares issued	25,006	283,703	—	—	—	283,703
Shares purchased for treasury	(2,901)	—	—	—	(33,361)	(33,361)
Stock options exercised	500	65	—	—	5,060	5,125
Net income for 2001	—	—	748,592	—	—	748,592
Dividends ($.73 per share)	—	—	(1,269,351)	—	—	(1,269,351)
Balance at December 31, 2001	1,749,042	9,327,102	(625,709)	1,316,078	(198,392)	9,819.079
Shares issued	**12,659**	**145,730**	**—**	**—**	**—**	**145,730**
Net income for 2002	**—**	**—**	**689,239**	**—**	**—**	**689,239**
Dividends ($.56 per share)	**—**	**—**	**(983,846)**	**—**	**—**	**(983,846)**
Balance at December 31, 2002	**1,761,701**	**$ 9,472,832**	**$ (920,316)**	**$ 1,316,078**	**$ (198,392)**	**$9,670,202**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2002	2001	2000
Operating activities			
Net income	**$ 689,239**	$ 748,592	$ 1,110,175
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,854,553**	1,865,684	1,830,216
Write off unamortized costs of loans extinguished	**192,543**	—	—
Minority interest	**(71,190)**	(42,651)	22,405
Changes in operating assets and liabilities:			
Restricted cash	**(179,341)**	8,295	(37,561)
Accounts and accrued income receivable	**(110,611)**	(77,863)	303,585
Other assets	**(58,032)**	(96,752)	10,810
Accounts payable and accrued liabilities	**159,945**	(90,918)	(110,258)
Tenants' security deposits and unearned income	**2,176**	67,171	18,399
Net cash provided by operating activities	**2,479,282**	2,381,558	3,147,771
Investing activities			
Purchase of property and improvements	**(709,037)**	(740,030)	(530,969)
Lease principal payments received	**43,249**	37,752	32,953
Net cash used in investing activities	**(665,788)**	(702,278)	(498,016)
Financing activities			
Net short-term bank borrowings (repayments)	**(92,406)**	(2,907,594)	2,900,000
Net proceeds from mortgage notes payable	**5,990,699**	4,788,590	—
Mortgage loan balances refinanced	**(5,658,466)**	—	—
Principal payments on mortgage notes payable	**(620,565)**	(1,623,281)	(4,058,179)
Shares purchased for treasury	**—**	(33,361)	(129,625)
Sale of treasury shares	**—**	5,125	—
Distributions to minority interest	**(16,460)**	(20,427)	(64,999)
Dividends paid to shareholders	**(981,544)**	(1,353,248)	(1,399,467)
Net cash used in financing activities	**(1,378,742)**	(1,144,196)	(2,752,270)
Net increase (decrease) in cash and cash equivalents	**434,752**	535,084	(102,515)
Cash and cash equivalents at beginning of year	**1,316,299**	781,215	883,730
Cash and cash equivalents at end of year	**$ 1,751,051**	$ 1,316,299	$ 781,215
Supplemental Data:			
Selected noncash activities related to investing and financing activities were as follows:			
Issued 12,659 shares of beneficial interest in 2002 and 26,006 shares of beneficial interest in 2001 in exchange for operating partnership units (See Note 3)	**$ 145,730**	$ 283,703	$ 2,283,917

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Significant Accounting Policies

Organization and Management Agreements

Century Realty Trust (the Trust) commenced operations under a Plan of Reorganization as of January 1, 1973, as the successor in interest to American National Trust and Republic National Trust. CRT Investments, Inc. was formed as a wholly owned subsidiary in 2001. Century Realty Properties, L.P., an Indiana limited partnership, was formed in 2001, with Century Realty Trust as its manager and sole general partner and CRT Investments, Inc. as its sole limited partner. During 2001, the Trust conveyed substantially all of its investment properties to Century Realty Properties, L.P. Charter Oaks Associates, LLC and CR Management, Inc. were formed as wholly owned subsidiaries in 1997. CR Management, Inc. is the manager and sole general partner of five partnerships (Porter Portfolio), each of which owns one apartment property as its principal asset. As the sole general partner and pursuant to each partnership agreement, the Trust has full, exclusive and complete responsibility and discretion in the management and control of each of these five partnerships. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partner to replace the general partner. Interests held by limited partners other than the Trust in the five real estate partnerships are reflected as minority interests in operating partnerships. Charter Oaks Associates, LLC holds title to the Charter Oaks apartments in Evansville, Indiana, which the Trust purchased in 1997.

The Trust owns and operates 15 residential rental properties and three commercial properties throughout Indiana. The Trust also owns two restaurant properties in Indiana and Florida. However, because each of the residential rental properties and restaurant and commercial properties has similar economic characteristics, facilities and services, the investment properties have been aggregated into a single investment property segment. All segment disclosures are included in or can be derived from the Trust's consolidated financial statements.

The residential rental properties owned and controlled by the Trust are managed under agreements with independent property management firms. The agreements provide for management fees based generally on gross rental collections.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, and its wholly-owned and controlled subsidiaries, including the five operating partnerships controlled by CR Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The revenue of the Trust primarily consists of rental income associated with short-term leases from apartments with terms generally of one year or less. Rental income is recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 30 days.

Restricted Cash

Restricted cash includes security deposit savings accounts, capital and completion replacement reserves, and real estate tax and insurance escrow accounts held by lenders.

Unamortized Management Contracts

Unamortized management contracts represent the allocation of the purchase price related to the Porter Portfolio acquisition identifiable with obtaining management of those properties (See Note 3). Amortization is computed by the straight-line method for a 10 year period which is the number of years the limited partners in the five controlled partnerships have to exchange their operating partnership units (O.P. units) into shares of beneficial interest of the Trust. The cumulative amortization was $330,594 and $265,559 at December 31, 2002 and 2001, respectively.

Unamortized Mortgage Costs

Unamortized mortgage costs represent costs incurred to acquire long-term financing. Amortization is computed by the straight-line method based on the terms of the loans which approximates the effective interest method. The cumulative amortization was $219,590 and $250,531 at December 31, 2002 and 2001, respectively.

1. Significant Accounting Policies (continued)

Real Estate Investments

Real estate investments are stated on the basis of cost, except for real estate investments transferred from the predecessor trusts which are stated at appraised values as of January 1, 1973. Depreciation is computed by the straight-line method based on estimated economic lives ranging from 29 tp 40 years for buildings and 3 to 15 years for equipment.

Treasury Shares

Treasury shares are carried at cost and shares reissued are removed based on average cost. The difference between proceeds received on reissuance and the average cost is credited or charged to Shares of beneficial interest.

Income Taxes

The Trust intends to continue to qualify as a real estate investment trust as defined in the Internal Revenue Code and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes. Assuming compliance with other requirements of the Code, income so distributed will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Earnings and profits, which determine the taxability of dividends to shareholders, differ from reported net income due to differences for tax purposes in the estimated useful lives used to compute depreciation and the carrying values of the depreciable properties.

No provision has been made for income taxes or related credits of the operating partnerships, as the results of operations are includable in the tax returns of the partners.

Net per Share

Net income per share is computed in accordance with Statement of Financial Accounting Standards No. 128.

New Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 and No. 142, Business Combinations and Goodwill and Other Intangible Assets which addresses accounting and reporting for business combinations and the impairment of Goodwill and Other Intangible Assets effective for fiscal years beginning after December 15, 2001. The Trust adopted FAS 141 and 142 as of January 1, 2002 and does not expect that either will have a significant impact on the Trust's financial position and results of operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, which addresses accounting and reporting for the impairment or disposal of long-lived assets effective for fiscal years beginning after December 15, 2001. The Trust adopted FAS 144 as of January 1, 2002 and does not expect that it will have a significant impact on the Trust's financial position and results of operations.

Effective April 1, 2002, the Trust adopted Statement of Financial Accounting Standard No. 145, which rescinds previous statements related to the recognition of gains and losses from the extinguishment of debt, and limits the classification of such gains and losses as "extraordinary" to unusual and infrequent occurrences. The mortgage refinancing transactions entered into by the Trust during 2002 are not considered to be unusual or infrequent. Consequently, unamortized costs of $192,543 and loan prepayment premiums of $100,941 related to the loans repaid in 2002 are identified as mortgage loan extinguishment costs and included in the accompanying consolidated financial statements as operating expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Real Estate Investments

Real estate investments consist principally of apartments and commercial properties in Indiana. In connection with these properties, the Trust is principally a lessor using short-term operating leases except for two restaurant properties which it leases to the operators under long-term agreements expiring in 2004. In addition to specific minimum payments, the restaurant leases provide for contingent rentals based upon percentage of gross receipts derived by the lessees. The Trust has no obligation to grant purchase options to the lessees.

The Trust's net investment in direct financing leases consists of:

	2002	2001
Minimum lease payments receivable	**$ 126,683**	$ 192,778
Estimated unguaranteed residual values	**47,419**	47,419
Unearned income	**(25,404)**	(48,250)
Net investment	**$ 148,698**	$ 191,947

At December 31, 2002 future minimum lease payments receivable from direct financing leases are $66,095 for 2003 and $60,587 for 2004. Also at December 31, 2002, future minimum annual lease payments due from noncancellable operating leases are $69,099 for 2003 and $17,329 for 2004.

3. Real Estate Investment Transactions

In 1997 the Trust, through its wholly-owned subsidiary, CR Management, Inc., acquired from a single unrelated seller, the general partner interest in five limited partnerships (the Porter Portfolio) each of which owned a single apartment property as its principal asset.

The acquisition resulted in creating five new partnerships that issued, in the aggregate, 286,908 O.P. units to the selling partnerships for their contribution of net assets to the newly formed partnerships. At the date of acquisition, the market value of the Trust's shares of beneficial interest was $11.625 per share.

The acquisition agreement provided that the Trust would use its best efforts to grant to each beneficial owner of O.P. units, commencing two years after closing, the right to exchange those units on a one for one basis for shares of beneficial interest of the Trust.

Such exchange rights were granted in December, 1999, effective January 1, 2000 and on the first day of each quarter thereafter, and will exist until November 27, 2007, at which time the Trust may, at its option, require the exchange of any remaining outstanding O.P. units. Through December 31, 2002, holders of 227,380 O.P. units have elected to exchange their units for shares of beneficial interest. The Trust repurchased 13,793 of those shares, for a total cost of $162,986, from residents of certain states with which the Trust elected not to register its shares. As a result of the exchanges, the Trust owned 79.3% of the limited partnership interests in the Porter Portfolio partnerships at December 31, 2002.

Due to the level of control that the Trust has over the activities and operations of each of these partnerships included in the Porter Portfolio, the financial position and results of operations of those partnerships are included in the consolidated financial statements of the Trust from the date of their acquisition. The equity interests that the Trust does not own is described in the consolidated financial statements as the minority interest in operating partnerships.

4. Short-term Debt

The Trust maintains a line of credit that is renewed annually, and at December 31, 2002, the maximum borrowing limit was $3,000,000. As of Dedember 31, 2002 the Trust had no borrowings under this line of credit. At December 31, 2001, the Trust had borrowed $92,406. The line of credit rate of interest was 4.75% at December 31, 2002.

5. Mortgage Notes Payable

Mortgage notes applicable to the properties wholly owned by the Trust and by Century Realty Properties, L.P. are payable in monthly installments, including interest at rates ranging from 3.91% to 9% per annum, and mature from October, 2004 to February 1, 2012. At December 31, 2002 and 2001, mortgage notes payable by the Trust amounted to $24,352,611 and $24,867,919, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2002 are: 2003, $530,881; 2004, $1,290,082; 2005, $4,994,241; 2006, $5,798,576; 2007, $276,261 and thereafter $11,462,570.

Mortgage notes applicable to properties included in the Porter Portfolio controlled by the Trust are payable in monthly installments, including interest at rates ranging from 6.625% to 8.31% per annum, and mature from June 1, 2006 to August 1, 2037. At December 31, 2002 and 2001, mortgage notes payable by partnerships controlled by the Trust amounted to $9,749,012 and $9,522,035, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2002 are: 2003, $115,591; 2004, $124,415; 2005, $133,925; 2006, $2,547,525 and thereafter $6,723,872.

Three of the five partnership mortgage loans totaling $5,658,000 were repaid on July 31, 2002 using the proceeds of three new fixed rate long-term mortgage loans approximately totaling $5,991,000. The new loans allowed the Partnerships to reduce their interest rate from approximately 8.75% to 6.625%. The loans mature beginning on July 31, 2032. In connection with the refinancing, the Partnerships wrote-off unamortized costs of $192,543 and incurred loan prepayment premiums of $100,914.

Cash paid for interest was $2,451,779, $2,781,807, and $2,965,411 for the years ended December 31, 2002, 2001, and 2000, respectively.

At December 31, 2002, approximately $26,186,400 of the owned real estate investments, and $12,208,600 of controlled real estate investments, after allowances for depreciation, represent collateral for the mortgage notes payable.

6. Shareholder Rights Plan

In 1989, the Board of Trustees adopted a Shareholder Rights Plan and distributed as a dividend one purchase right (a "Right") for each outstanding share of beneficial interest. At December 31, 2002 there were 1,761,701 Rights outstanding. Each right entitles the holder to purchase from the Trust one share of beneficial interest at a price of $20 per share, subject to certain antidilution adjustments. The Rights are not exercisable or transferable apart from the shares until certain events occur relating to the acquisition of shares of the Trust as defined in the Plan. The Rights may be redeemed by the Board of Trustees at a redemption price of $.01 per Right until certain events relating to the acquisition of shares of the Trust as defined by the Plan occur.

The Rights will expire December 31, 2004, unless the date is extended or the Rights are exercised by the holder or redeemed by the Trust before that date. Until exercised, the holder of the Rights, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote as a shareholder or receive dividends.

7. Stock Options

In 1996, the Board of Trustees granted to a newly elected trustee, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before April 30, 1999, at a price of $9.50 per share, the fair market value at the date of the grant. Options for 700 shares and 300 shares were exercised in 1997 and 1999, respectively. The option for the remaining 4,000 shares granted in 1996 expired unexercised on April 30, 1999. Upon expiration of that option, the Board of Trustees granted the same trustee a new option to purchase 4,000 shares exercisable on or before April 30, 2002, at a price of $12,375, the fair market value at the date of the grant. That option expired unexercised.

In May, 2000, the Board of Trustees granted to each of three newly elected Trustees, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before May 2, 2003, at a price of $10.25 per share, the fair market value at the date of grant. Options for 500 shares were exercised in February, 2001.

Except for the 500 shares purchased in February, 2001, the options granted in 2000 were unexercised at December 31, 2002.

8. Fair Values of Financial Instruments

The following methods and assumptions were used by the Trust in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Restricted Cash: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

Short-term Debt and Mortgage Notes Payable: The fair values of the Trust's mortgage notes payable are estimated using discounted cash flow analyses, based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Trust's financial instruments are as follows:

	December 31, 2002	
	Carrying Amount	**Fair Value**
Cash and cash equivalents	**$ 1,751,051**	**$ 1,751,000**
Restricted cash	**1,592,035**	**1,592,000**
Mortgage notes payable	**34,101,623**	**35,000,000**

	December 31, 2001	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,316,299	$ 1,316,000
Restricted cash	1,412,694	1,412,000
Short-term debt	92,406	92,000
Mortgage notes payable	34,389,954	35,700,000

9. Earnings Per Share

A reconciliation of the numerator and denominator of the earnings per share computation is as follows:

	2002	2001	2000
Numerator (net income):			
Numerator for basic and diluted earnings per share	$ 689,239	$ 748,592	$ 1,110,175
Denominator:			
Denominator for basic earnings per share-weighted average shares	1,757,079	1,739,882	1,716,560
Effect of dilutive securities:			
Stock options	1,621	1,553	807
Denominator for diluted earnings per share-adjusted weighted average shares and assumed conversions	1,758,700	1,741,435	1,717,367
Basic earnings per share	$ 0.39	$ 0.43	$ 0.65
Diluted earnings per share	$ 0.39	$ 0.43	$ 0.65

Shareholder rights have not been included in the earnings per share calculation because they would be anti-dilutive at December 31, 2002, 2001 and 2000.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Trustees
Century Realty Trust

We have audited the accompanying consolidated balance sheets of Century Realty Trust and Subsidiaries (the "Trust") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Realty Trust and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

February 15, 2003
Indianapolis, IN

Ernst + Young LLP

GENERAL INFORMATION

CORPORATE OFFICE
Century Realty Trust
320 N. Meridian St., Suite 823
Indianapolis, IN 46204
(317) 632-5467
(317) 685-1588 FAX

GENERAL COUNSEL

Bingham McHale LLP
2700 Market Tower - 10 W. Market St.
Indianapolis, IN 46204

INDEPENDENT AUDITORS
Ernst & Young LLP
111 Monument Circle, Suite 2600
Indianapolis, IN 46204

SHARE LISTING
NASDAQ SmallCap
Symbol: CRLTS

SHAREHOLDERS
On January 24, 2003, the Trust had 2,745 shareholders of record

INVESTOR SERVICES
The Trust directly provides all services, including share transfers, dividend payments, and record keeping. Copies of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge upon request. Inquiries should be directed to Investor Services at the Trust's corporate office address.

ANNUAL MEETING
The annual meeting of shareholders will be held at 10:30 A.M. on May 7, 2003 at the Indianapolis Athletic Club, 350 North Meridian Street, Indianapolis, Indiana. All shareholders are cordially invited to attend.

MEMBER
National Association of Real Estate Investment Trusts (NAREIT)

CENTURY REALTY TRUST
320 N. Meridian St., Suite 823
Indianapolis, IN 46204